

As filed with the Securities and Exchange Commission on May 2, 2005

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LABARGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**73-0574586**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9900A Clayton Road, St. Louis, Missouri 63124

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

LaBarge, Inc. Grant to Non-Employee Directors

(Full title of the plan)

Donald H. Nonnenkamp
LaBarge, Inc.
9900A Clayton Road
St. Louis, Missouri 63124

(Name and Address of Agent for Service)

(314) 997-0800

(Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

John L. Gillis, Jr., Esq.
Armstrong Teasdale LLP
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount of Shares To Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $.01 per share	15,000	$14.47	$217,050	$25.55

(1) Pursuant to Rule 416, this registration statement covers, in addition to the number of shares of common stock shown above, an indeterminate number of shares which, by reason of any stock dividend, stock split, combination or other change in the Registrant's common stock, may become issuable under the grant.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(h) and (c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Registrant's common stock reported on the American Stock Exchange on April 27, 2005.

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Items 1 and 2.

The documents containing the information specified in Part I of Form S-8 will be sent or given to participants as specified by Securities and Exchange Commission Rule 428(b)(1). Such documents need not be filed with the Securities and Exchange Commission (the "Commission") either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this registration statement pursuant to Item 3 of Form S-8 (Part II below), taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The Registrant is subject to the informational and reporting requirements of Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The following documents, which are on file with the Commission, are incorporated in this registration statement by reference:

(a) The Registrant's latest annual report filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

(b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (a) above.

(c) The description of the securities contained in the Registrant's registration statement on Form S-3 (No. 333-08675) filed July 24, 1996.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities offered hereunder then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this registration statement.

Item 4.   Description of Securities.

Not applicable.

Item 5.   Interests of Named Experts and Counsel.

Not applicable.

Item 6.   Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended (the "DGCL"), allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation, including the Registrant, may indemnify any person who has or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by the corporation or in the right of the corporation) by reason of the fact that the person is or was one of the directors, officers, agents or employees of the corporation or is or was serving at the request of the corporation as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner that the person reasonably believed to be in the best interest of the corporation, or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The power to indemnify applies to actions brought by the corporation or in the right of the corporation as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent or dissenting director receives notice of the unlawful acts.

As permitted under the DGCL, the certificate of incorporation and the bylaws of the Registrant include provisions for indemnification of directors, officers and employees of the Registrant.

In addition, the Registrant maintains directors' and officers' liability insurance for the benefit of its directors and officers.

Item 7.   Exemption from Registration Claimed.

Not applicable.

Item 8.   Exhibits.

The exhibits listed in the exhibit index below, hereby incorporated by reference, are filed as a part of this registration statement.

Item 9.   Undertakings.

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

2.   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 2, 2005.

LABARGE, INC.

By: \s\ Donald H. Nonnenkamp

Donald H. Nonnenkamp
Vice President, Chief Financial Officer & Secretary

POWER OF ATTORNEY

We, the undersigned officers and directors of LaBarge, Inc., hereby severally constitute and appoint Craig E. LaBarge and Donald H. Nonnenkamp and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for each of us in our name, place, and stead, in any and all capacities, to sign LaBarge, Inc.'s registration statement on Form S-8, and any other registration statement relating to the same offering, and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grant to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed as of May 2, 2005 by the following persons in the capacities indicated.

Signature	Title
\s\ Craig E. LaBarge Craig E. LaBarge	Chief Executive Officer, President and Director (Chief Executive Officer)
\s\ Donald H. Nonnenkamp Donald H. Nonnenkamp	Vice President, Chief Financial Officer and Secretary (Chief Financial and Accounting Officer)
\s\ Robert H. Chapman Robert H. Chapman	Director
\s\ Robert G. Clark	Director

Robert G. Clark

\s\ John G. Helmkamp, Jr.	Director
John G. Helmkamp, Jr.	

\s\ Lawrence J. LeGrand	Director
Lawrence J. LeGrand	

\s\ Jack E. Thomas, Jr.	Director
Jack E. Thomas, Jr.	

EXHIBIT INDEX

Exhibit	Description
5	Opinion of Armstrong Teasdale LLP regarding legality of shares being registered.
23.1	Consent of KPMG LLP.
23.2	Consent of Armstrong Teasdale LLP (included in Exhibit 5).
24	Powers of Attorney (See Signature Page).



ARMSTRONG TEASDALE LLP

| MISSOURI | KANSAS | ILLINOIS | WASHINGTON, DC | SHANGHAI | SYDNEY | |

ATTORNEYS AT LAW

Exhibit 5

May 2, 2005

LaBarge, Inc.
9900A Clayton Road
St. Louis, Missouri 63124

Ladies and Gentlemen:

In our capacity as counsel for LaBarge, Inc., a Delaware corporation (the "Company"), we have examined the Registration Statement on Form S-8 (the "Registration Statement") in the form as proposed to be filed by the Company with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, on or about May 2,2005 relating to 850,000 shares of the Company's common stock, par value $0.01 per share (the "Shares"), reserved for issuance pursuant to the Company's grant of $25,000 to each non-employee member of the Board of Directors of the Company, which he may receive in cash or Shares, in whole or in part, upon his election (the "Grant"). Such Shares will be valued based on the closing sales price as reported by the American Stock Exchange on May 3, 2005.

In this connection, we have examined the Certificate of Incorporation and Bylaws of the Company, each as amended and restated to date, and originals, or copies certified to our satisfaction, of all pertinent records of the meetings of the directors and stockholders of the Company, the Registration Statement and such other documents relating to the Company as we have deemed material for the purposes of this opinion.

In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic or other copies, the authenticity of the originals of any such documents and the legal competence of all signatories to such documents.

We express no opinion herein as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware.

It is understood that this opinion is to be used only in connection with the offer and sale of the Shares while the Registration Statement is in effect. Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters.

Upon the basis of the foregoing, we are of the opinion that: (i) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, (ii) the Shares to be issued in accordance with the Grant are duly and validly authorized, and (iii) when the Shares are issued in accordance with the Grant, they will be duly and validly issued, fully paid and non-assessable.

We hereby consent to filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

Sincerely,

\s\ ARMSTRONG TEASDALE LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
LaBarge, Inc.:

We consent to incorporation by reference in this registration statement No. 333-XXXXX on Form S-8 of LaBarge, Inc. of our report dated August 5, 2004, relating to the consolidated balance sheets of LaBarge, Inc. as of June 27, 2004 and June 29, 2003, and the related consolidated statements of income, stockholders' equity and cash flows, for each of the years ending June 27, 2004, June 29, 2003 and June 30, 2002, which report appears in the June 27, 2004 Annual Report on Form 10-K of LaBarge, Inc.

/s/ KPMG LLP

St. Louis, Missouri
April 29, 2005